Exhibit 99.2

Supplementary Agreement to Equity Transfer Agreement

Between

Beijing Linghang Shengshi Advertising Co., Ltd.

Guo Man

Xu Qing

and

Jiangsu Hongzhou Investment Co., Ltd.

on

AirMedia Group Co., Ltd.

October 30, 2019

Party A (Transferor)

Party A1:

Beijing Linghang Shengshi Advertising Co., Ltd.

Unified Social Credit Code: [xxx]

Registered Address: [xxx]

Party A2:

Guo Man

ID No.: [xxx]

Domicile: [xxx]

Party A3:

Xu Qing

ID No.: [xxx]

Domicile: [xxx]

Party B (Transferee):

Jiangsu Hongzhou Investment Co., Ltd.

Unified Social Credit Code: [xxx]

Registered Address: [xxx]

Party A1, Party A2 and Party A3 hereinafter are collectively referred to as "Party A".

Party A and Party B hereinafter are collectively referred to as the "Parties", and individually as "Party".

Whereas:

1.	AirMedia Group Co., Ltd. (hereinafter referred to as "AirMedia Group" or "Target Company") is a limited liability company registered and founded in China, with the unified social credit code of [xxx] and the registered address of[xxx];

2.	The Parties entered into the Equity Transfer Agreement concerning 20.32% of equity in AirMedia Group on November 1, 2018.

3.	It is agreed in the Equity Transfer Agreement that the Target Company or its related party shall be listed/restructured within one year (365 days) after the execution of the Equity Transfer Agreement and submit the materials to the securities regulatory department for approval. If the Target Company or its related party is listed/restructured and approved by the securities regulatory department within half a year (180 days) after the submission for approval, Party B shall pay Party A or its designated account the remaining RMB380 million (in words: CNY Three Hundred and Eighty million) within three (3) business days upon the approval by the securities regulatory department.

Now therefore, the Parties, in accordance with the Company Law of the People’s Republic of China and other relevant laws, regulations and rules, through friendly negotiation based on the principles of voluntariness, fairness and good faith, enter into this Agreement as follows cornering the payment of the aforementioned RMB380 million:

1.	Party B has entrusted Beijing Hengmei Shiyuan Advertising Co., Ltd. to pay RMB60 million (in words: CNY Sixty million) to Party A's designated bank account (Account Name: Beijing Linghang Shengshi Advertising Co., Ltd.; Account No.:[xxx]; Bank Name: [xxx]). Subsequently, this entrusted payment will be compensated by Party B to Beijing Hengmei Shiyuan Advertising Co., Ltd. As of the execution date of this Supplementary Agreement, Party B shall be entitled to all rights and interests to the equity it holds in AirMedia Group and may transfer such equity with the earnings shared with Party A appropriately through negotiation.

2.	Payment terms of the remaining RMB320 million: the AirMedia Group shall be successfully listed, and when the lock-up on the listed company's stock corresponding to the equity held by Party B in AirMedia Group is lifted, such stock value shall not be less than RMB1.524 billion (i.e. the evaluation of AirMedia Group is not less than RMB7.5 billion when the lock-up on the equity held by Party B is lifted), and Party B shall, within 90 business days after the lock-up is lifted, make a lump-sum payment to Party A or its designated account the remaining RMB320 million (in words: CNY Three Hundred and Twenty million) in full.

3.	This Agreement is supplementary to the Equity Transfer Agreement entered into by and between the Parties on November 1, 2018, and anything not agreed hereunder shall be subject to the original agreement. This Agreement is made in quadruplicate (4), three (3) for Party A and one (1) for Party B. Each has the same legal effect.

(This page is intentionally left blank. It is the signature and seal page of the Supplementary Agreement to the Equity Transfer Agreement of AirMedia Group Co., Ltd.)

Party A1: Beijing Linghang Shengshi Advertising Co., Ltd.

Company seal: /s/ Beijing Linghang Shengshi Advertising Co., Ltd.

Date: October 30, 2019

(This page is intentionally left blank. It is the signature and seal page of the Supplementary Agreement to the Equity Transfer Agreement of AirMedia Group Co., Ltd.)

Party A2: Guo Man

/s/ Guo Man

Date: October 30, 2019

(This page is intentionally left blank. It is the signature and seal page of the Supplementary Agreement to the Equity Transfer Agreement of AirMedia Group Co., Ltd.)

Party A3: Xu Qing

/s/ Xu Qing

Date: October 30, 2019

(This page is intentionally left blank. It is the signature and seal page of the Supplementary Agreement to the Equity Transfer Agreement of AirMedia Group Co., Ltd.)

Party B

Jiangsu Hongzhou Investment Co., Ltd.

Company seal: /s/ Jiangsu Hongzhou Co., Ltd.

Date: October 30, 2019